

17010234

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



# FORM 11-K

## ANNUAL REPORT

[X] PURSUANT TO SECTON 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN

(Full title of the plan)

Chemed Corporation

(Name of issuer of the securities held pursuant to the plan)

2600 First Financial Center, 255 E. 5th Street, Cincinnati, Ohio 45202

(Address of principal executive office)

ITEM 1. FINANCIAL STATEMENTS AND EXHIBITS PAGE NUMBER

(a) Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Chemed/Roto-Rooter Savings & Retirement Plan has caused this annual report to be signed by the undersigned thereunto duly authorized.

CHEMED/ROTO-ROOTER SAVINGS & RETIREMENT PLAN



By: David J. Lohbeck, Chairman
Administrative Committee

Date: June 9, 2017

plante moran

Plante & Moran, PLLC
Suite 200
537 E. Pete Rose Way
Cincinnati, OH 45202-3578
Tel: 513.595.8800
Fax: 513.595.8806
plantemoran.com

## Report of Independent Registered Public Accounting Firm

To the Investment Committee
Chemed/Roto Rooter Savings & Retirement Plan

We have audited the accompanying statement of net assets available for benefits of the Chemed/Roto Rooter Savings & Retirement Plan (the "Plan") as of December 31, 2016 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also audited the retrospective adjustments resulting from the adoption of the new accounting standards described in Note 2, related to the reporting of investments, that was applied to the 2015 financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

Cincinnati, Ohio
June 9, 2017

 Grant Thornton

**Grant Thornton LLP**
3825 Edwards Road, Suite 430
Cincinnati, OH 45209-1288

**T** 513.762.5000
**F** 513.241.6125
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Chemed/Roto-Rooter Savings & Retirement Plan

We have audited, before the effects of the adjustments to retrospectively apply the changes in accounting described in Note 2, the statement of net assets available for benefits of Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan") as of December 31, 2015 and the related statement of changes in net assets available for benefits for the year then ended (not presented herein) (the 2015 statement of net assets available for benefits before the effects of the adjustments discussed in Note 2 are not presented herein). These 2015 financial statement are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2015 financial statements referred to above, which are before the effects of the adjustments to retrospectively apply the changes in accounting described in Note 2, presents fairly, in all material respects, the net assets available for benefits of Chemed/Roto-Rooter Savings & Retirement Plan as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in accounting described in Note 2, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Plante Moran PLLC.



Cincinnati, Ohio
June 28, 2016

**Chemed/Roto-Rooter**
Savings & Retirement Plan

## Statements of Net Assets Available for Benefits

| | December 31, | |
|---|---|---|
| | 2016 | 2015 |
| Assets: | | |
| Investments, at fair value: | | |
| Chemed Corporation common stock | $ 23,821,144 | $ 47,824,804 |
| Mutual funds | 154,920,792 | 125,972,549 |
| Collective Trust fund | 8,272,566 | 6,180,740 |
| Total investments | 187,014,502 | 179,978,093 |
| Receivables: | | |
| Notes receivable from participants | 6,287,687 | 6,234,126 |
| Employer contributions | 3,608,800 | 3,340,702 |
| Participant contributions | 35,111 | - |
| Accrued interest and dividends | 30 | 30 |
| Total receivables | 9,931,628 | 9,574,858 |
| Cash | 25,394 | 80,422 |
| Total assets | 196,971,524 | 189,633,373 |
| Liabilities: | | |
| Accrued expenses | 3,450 | 3,416 |
| Net assets available for benefits, at fair value | $ 196,968,074 | $ 189,629,957 |

The accompanying notes are an integral part of these financial statements

## Statement of Changes in Net Assets Available for Benefits

| | | Year Ended December 31, 2016 |
|---|---|---|
| Contributions: | | |
| Employer | $ | 7,053,757 |
| Participant | | 8,684,801 |
| Rollovers | | 549,358 |
| | | 16,287,916 |
| Interest income on notes receivable from participants | | 253,113 |
| Investment income: | | |
| Net appreciation in fair value of investments | | 5,049,095 |
| Dividends and other income | | 4,157,138 |
| | | 9,206,233 |
| Benefits paid to participants | | (18,303,892) |
| Administrative expenses | | (105,253) |
| | | (18,409,145) |
| Increase in net assets | | 7,338,117 |
| Net assets available for benefits: | | |
| Beginning of year | | 189,629,957 |
| End of year | $ | 196,968,074 |

The accompanying notes are an integral part of this financial statement

**Notes to Financial Statements**

## 1. General Description of the Plan

**Overview and Eligibility**
Chemed Corporation, as the Plan Administrator, adopted the Chemed/Roto-Rooter Savings & Retirement Plan (the "Plan"). The Plan is a defined contribution plan available to all full-time employees of participating units of Chemed Corporation (the "Company"), except those covered by collective bargaining agreements, who have completed at least 500 hours of service in any six months of continuous service. The following summary provides an overview of major Plan provisions and is provided for general informational purposes. Participants should refer to the Plan document for more complete information and a full description of the Plan provisions and qualifications. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

**Contributions**
Employee contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings. In any Plan year, an employee may contribute up to a maximum of 85% of his or her included compensation, as defined, or the maximum allowed by the Internal Revenue Code, as amended ("IRC"), whichever is less ("Basic Contribution"). For the Plan year 2016, the IRC limit on before-tax contributions was $18,000. In addition, eligible employees who have attained age 50 prior to the close of the Plan year are eligible to make a catch-up contribution of $6,000. Employee contributions are made through payroll deductions. The Company, on a participating unit basis, may elect to make contributions ("Matching Contribution") to the Plan on the first 6% of employees' basic contribution.

The Plan limits covered compensation for purposes of determining Basic and Matching Contributions to $265,000 for the Plan year ended December 31, 2016. All contributions are subject to limitations imposed by the IRC and ERISA.

**Participant Accounts**
Individual participant accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company match if applicable, and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The Plan benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

**Vesting and Forfeitures**
Participants are immediately vested in their Basic Contributions and any earnings or losses thereon. Vesting in the employer's Matching Contributions occurs in annual 20% increments after two years of service and participants are fully vested after six years of service. Additionally, all participants of the Plan are fully vested in employer contributions upon normal retirement, death or total permanent disability incurred while employed. Non-vested employer contributions which are forfeited by withdrawals from the Plan are used to reduce future employer contributions to the Plan. At December 31, 2016 and 2015, the forfeited

account totaled $460,410 and $448,676, respectively, which was used to reduce the year end employer contributions receivable. Participants who forfeit amounts under the Plan are permitted to restore the amount of such forfeiture by paying the Plan, subject to certain limitations, the entire withdrawn amount which gave rise to the forfeiture. Forfeitures are not permitted to be restored to the participants' accounts after the occurrence of five consecutive one year breaks-in-service.

**Limitation of Investment in Chemed Stock Fund**
The Plan was amended effective September 1, 2015 to allow the Investment Committee to limit the percentage of a participant's account which may be invested in Chemed Corporation common stock. The limit was set at 20% of their total account balance as of March 31, 2016. Participants were given until this date to reduce their holdings in Chemed Corporation common stock, or the Company would then sell the excess over the 20% limit and invest the proceeds proportionately amongst the other funds in the participants' accounts based on their current market value as of that date. As a result, a total of 86,220 shares of Chemed Corporation common stock were sold at an aggregate market value of $11,678,499 within a 7 day period beginning on April 1, 2016.

**Investment Options**
Investment of employee contributions is made in accordance with employee elections and stipulated Plan provisions. Beginning January 1, 1999, the Plan appointed Merrill Lynch, who was subsequently acquired by Bank of America, N.A., as Trustee and currently offers participants the ability to invest contribution amounts in various mutual fund options, a stable value common collective trust fund and Chemed Corporation stock. Purchases of Chemed Corporation stock are made by the Plan's trustee on the open market. Employer contributions are invested in the same manner and allocation as the employee contributions. The Plan allows participants to transfer funds among the various investment options.

**Notes Receivable from Participants**
Participants may borrow from their vested account balance a minimum of $500 up to a maximum of 50% of the vested account balance with a maximum limit of $50,000. Loan terms range from 1 to 5 years or up to 10 years if the proceeds of the loan are used for the purchase of the participant's primary residence. Loans are secured by the balance in the Participant's account and bear interest at the prime rate plus 1%. Participants may not have more than two loans outstanding at any one time. Principal and interest payments are payable ratably through direct payroll deductions. Loans are in default when any scheduled payment remains unpaid beyond the last day of the calendar quarter following the calendar quarter in which the participant missed a scheduled payment. Also, a loan is in default if the participant or a representative makes a false statement to the Plan.

**Payment of Benefits**
Upon termination of service with the Company, participants are entitled to a lump sum distribution of the vested portion of their account balance. Upon retirement or if a participant becomes totally and permanently disabled or dies, the participant or their beneficiary is entitled to their entire account balance. Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

**Withdrawals**
The Plan allows withdrawals of after-tax, rollover and vested employer matching contributions while an active employee. The Plan also allows for a "financial hardship" withdrawal of before-tax contributions for participants under age 59 ½ years in cases of demonstrated "financial hardship", as defined by the Plan document.

**Plan Termination**
The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan subject to the provisions of ERISA and the IRC. In the event that the Plan is terminated, the participants shall be fully vested in the current market value of amounts credited to their accounts at the date of termination.

## 2. Summary of Significant Accounting Policies

**Investment valuation**
Investments of the Plan are valued at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5.

**Notes receivable from participants**
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

**Investment income**
Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

**Payment of benefits**
Benefits are recorded when paid.

**Expenses of the Plan**
All expenses incurred in the administration of the Plan are paid by the Plan except for audit and legal expenses which are paid by the Company.

**Basis of accounting**
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP").

**Investment appreciation**
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of realized and unrealized appreciation for the specified period. Purchases and sales of securities are recorded on the trade date.

**Use of estimates**
The preparation of financial statements in conformity with U. S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

**Concentrations, risks and uncertainties**
The Plan has a significant concentration of investment in Chemed Corporation stock. A change in the value of this stock could cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds and other investment securities. Certain investments are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

**Recent accounting pronouncements**
During 2016, the Plan adopted Accounting Standards Update(ASU) Nos. 2015-07, Disclosures for Investments In Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) and 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) – I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient. ASU No. 2015-07 amended ASC 820, Fair Value Measurements, and removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. Only Part II of ASU No. 2015-12 was applicable to the Plan. Part II modified the investment disclosures under ASC 820 and 962. These standards were adopted retrospectively and had no impact on the Plan's net assets or changes in net assets.

**Change in presentation**
The presentation of the stable value collective trust fund for 2015 has been changed to be consistent with the 2016 presentation. The fund is presented using Net Asset Value (NAV) per unit as a practical expedient for the fair value of the investment without presentation of contract value or the difference between fair value and contract value. This change in presentation resulted from a recent clarification from the Financial Accounting Standards Board and had no effect on the Plan's net assets or changes in net assets.

## 3. Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated September 18, 2012, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan's administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC. The related Trust is exempt from federal income tax under section 501(a) of the IRC.

The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

## 4. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2016 and 2015 to Form 5500.

| | December 31, 2016 | December 31, 2015 |
|---|---|---|
| Net assets available for benefits per the financial statements | $ 196,968,074 | $ 189,629,957 |
| Difference in valuation of stable value fund | - | 68,850 |
| Amounts allocated to withdrawing participants | (76,455) | (75,157) |
| Net assets available for benefits per the Form 5500 | $ 196,891,619 | $ 189,623,650 |

The following is a reconciliation of change in net assets per the financial statements at December 31, 2016 to Form 5500.

| | |
|---|---|
| Increase in net assets per the financial statements | $ 7,338,117 |
| Less: Change in amounts allocated to withdrawing participants | (1,298) |
| Less: Prior year change in adjustment from contract value to fair value | (68,850) |
| Net income per Form 5500 | $ 7,267,969 |

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested prior to December 31, but are not yet paid as of year-end.

## 5. Fair Value Measurements

Fair value is defined as the price that will be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued at the NAV of shares held by the Plan at year-end, using prices quoted on active markets at the measurement date.

Common stock – Valued at the closing price reported on the New York Stock Exchange on which the security is traded.

Collective trust – Valued at NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

| | Investments (at fair value) | December 31, 2016 | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Common stock | $ 23,821,144 | $ 23,821,144 | $ - | $ - |
| Mutual funds | 154,920,792 | 154,920,792 | - | - |
| Total | | $ 178,741,936 | $ - | $ - |
| Investments measured at NAV: | | | | |
| Collective trust fund | 8,272,566 | | | |
| Total investments at fair value | $ 187,014,502 | | | |

| | Investments (at fair value) | December 31, 2015 | | |
|---|---|---|---|---|
| | | Level 1 | Level 2 | Level 3 |
| Common stock | $ 47,824,804 | $ 47,824,804 | $ - | $ - |
| Mutual funds | 125,972,549 | 125,972,549 | - | - |
| Total | | $ 173,797,353 | $ - | $ - |
| Investments measured at NAV: | | | | |
| Collective trust fund | 6,180,740 | | | |
| Total investments at fair value | $ 179,978,093 | | | |

Investments in the collective trusts have no holding period, and redemptions can be made daily. There are no unfunded commitments.

## 6. Party-In-Interest Transactions

Certain Plan investments held during the years ended December 31, 2016 and 2015 include shares of the Company's common stock and shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions.

**Chemed/Roto-Rooter**
Savings & Retirement Plan

**Form 5500 EIN 31-0791746 Plan No. 104**
**Schedule H, Line 4i-**
**Schedule of Assets (Held At End of Year)**
**December 31, 2016**

**Schedule I**

| (a) | (b) Identity of issue | (c) Description of investment | (e) Current value |
|---|---|---|---|
| * | Chemed Corporation | Common Stock | $ 23,821,144 |
| * | BlackRock | S&P 500 Index Fund | 21,715,537 |
| | MFS | International Value Fund | 19,055,574 |
| | T Rowe Price | Blue Chip Growth Fund | 18,512,079 |
| | JP Morgan | Core Bond Fund | 16,091,682 |
| * | BlackRock | Equity Dividend Fund | 14,953,103 |
| | Vanguard | Federal Money Market Fund | 13,462,967 |
| | Victory Sycamore | Established Value Fund | 12,598,571 |
| | Goldman Sachs | Growth Opportunities Fund | 9,682,668 |
| | Invesco | Stable Value Retirement Fund | 8,272,566 |
| | Columbia | Small Cap Value Fund | 6,236,304 |
| | MFS | Total Return Fund | 6,186,833 |
| | Wells Fargo | Short Duration Government Bond Fund | 6,122,630 |
| | Oppenheimer | International Small-Mid Company Fund | 2,935,176 |
| | Oakmark | Equity & Income Fund | 2,780,526 |
| | PIMCO | Real Return Fund | 2,387,751 |
| | Lord Abbett | Developing Growth Fund | 2,199,391 |
| * | Loan Fund | Loans to Participants, at rates ranging from 4.25% to 6.00% | 6,287,687 |
| | | Total | $ 193,302,189 |

* Denotes party in interest.

**EXHIBIT 1**

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 2-80712) on Form S-8 of our report dated June 9, 2017 appearing in the annual report on Form 11-K of Chemed/Roto Rooter Savings & Retirement Plan for the year ended December 31, 2016.

Plante & Moran, PLLC

Cincinnati, Ohio
June 9, 2017

EXHIBIT II

**Consent of Independent Registered Public Accounting Firm**

We have issued our report dated June 28, 2016, with respect to the December 31, 2015 financial statement included in the Annual Report of Chemed/Roto-Rooter Savings & Retirement Plan on Form 11-K for the year ended December 31, 2016. We hereby consent to the incorporation by reference of said report in the Registration Statement of Chemed Corporation on Form S-8 (File No. 2-80712).



Cincinnati, Ohio
June 9, 2017